April 29, 2014

VIA EDGAR

Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation Proxy Statement

Dear Mr. Greene:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received verbally on April 8, 2014 regarding the Company’s preliminary proxy statement filed on March 31, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: For any change made within the Company’s proxy statement, please make conforming changes elsewhere within the proxy statement.

Response

The Company has made conforming changes where necessary.

2.	Comment: Please confirm that the font size and style of the text in the proxy statement will comply with the requirements of Rule 14a-5(d) under the Securities Exchange Act of 1934, as amended.

Mr. Larry Greene

Division of Investment Management

April 29, 2014

Response

The Company confirms that the font size and style of the text in the proxy statement will comply with the requirements of Rule 14a-5(d) under the Securities Exchange Act of 1934, as amended, when printed.

3.	Comment: Please confirm the following language included in the Company’s proxy card is font style bold: “This proxy, when properly executed, will be voted in the matter directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.”

Response

The Company confirms that the referenced language included in the proxy card is font style bold.

4.	Comment: On page 16 of the Company’s proxy statement under the “Effect of Approval” heading, please explain supplementally why the Company has included disclosure comparing the closing sale price of the Company’s common stock to the last reported per share net asset value (“NAV”).

Response

The Company respectfully advises the Staff that it believes the referenced disclosure gives the Company’s stockholders a more current basis on which to evaluate the Company’s proposal to authorize the Company to sell shares below NAV.

5.	Comment: On page 18 of the Company’s proxy statement, please add additional disclosure that the stockholder’s voting power as well as other interests may be diluted when stock is sold below net asset value.

Response

The Company has added additional disclosure as requested.

Mr. Larry Greene

Division of Investment Management

April 29, 2014

6.	Comment: On page 21 of the Company’s proxy statement, please provide examples of situations that would give rise to an adjustment in the number of shares that may be received as the result of anti-dilution protections.

Response

The Company has revised the disclosure on page 21 of the Company’s proxy statement as requested.

7.	Comment: On page 22 of the Company’s proxy statement, please rephrase the language “would at the time of exercise or conversion or what number or amount. . .” for clarity.

Response

The Company has revised the disclosure on page 22 of the Company’s proxy statement as requested.

8.	Comment: Please provide additional disclosure on page 22 of the Company’s proxy statement regarding the meaning of “date of issuance.”

Response

The Company has revised the disclosure on page 22 of the Company’s proxy statement as requested.

9.	Comment: Please add a caveat in the example on page 22 of the Company’s proxy statement that there is no limit to which the securities may be discounted.

Response

The Company has revised the disclosure on page 22 of the Company’s proxy statement as requested.

* * * * *

Mr. Larry Greene

Division of Investment Management

April 29, 2014

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation
Harry S. Pangas